EXHIBIT 2

Comptroller of the Currency

Administrator of National Banks

Washington, D.C. 20219

CERTIFICATE OF CORPORATE EXISTENCE

I, John C. Dugan, Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering of all National Banking Associations.

2. “Wells Fargo Bank, National Association,” Sioux Falls, South Dakota, (Charter No. 1741) is a National Banking Association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this Certificate.

IN TESTIMONY WHEREOF, I have hereunto

subscribed my name and caused my seal of office to

be affixed to these presents at the Treasury

Department in the City of Washington and District of

Columbia, this January 29, 2008.

[SEAL]

/s/ John C. Dugan
Comptroller of the Currency